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                             September 29, 2022

       Joseph C. Visconti
       Chief Executive Officer
       Twin Vee PowerCats Co.
       3101 S. U.S. Highway 1
       Fort Pierce, FL 34982

                                                        Re: Twin Vee PowerCats
Co.
                                                            Registration
Statement on Form S-4
                                                            Filed September 9,
2022
                                                            File No. 333-267372

       Dear Mr. Visconti:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed September 9, 2022

       The Merger Transaction
       Certain U.S. Federal Income Tax Consequences of the Merger, page 96

   1. Please provide a tax opinion covering the material federal tax consequences of the transaction to
investors and revise your disclosure accordingly. Please refer to Item
                                                        601(b)(8) of Regulation
S-K and Items 4(a)(6) and 21(a) of Form S-4. For guidance in preparing the opinion
and related disclosure, please refer to Section III of Staff Legal
                                                        Bulletin No. 19.
 Joseph C. Visconti
FirstName LastNameJoseph
Twin Vee PowerCats   Co. C. Visconti
Comapany 29,
September  NameTwin
               2022 Vee PowerCats Co.
September
Page 2     29, 2022 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management...
Ownership of Twin Vee Co. Common Stock Following the Merger, page 151

2. We note your disclosure on page 32 that following the merger Joseph Visconti will own
         33.9% of the combined company. Please reconcile this with your disclosure on page 151.
         If true, please revise to prominently disclose that the combined company will be a controlled company, identify the controlling shareholders and the
shareholders    total
         voting power, and include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Leslie Marlow